Exhibit 16.1

March 20, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated March 20, 2006, of Intersil Corporation and are in agreement with the statements contained in the fourth and fifth paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP